June 7, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

Attn: Jeffrey Riedler, Assistant Director

100 F Street, N.E.

Washington, D.C. 20549

Re: Midwest Holding Inc.

Amendment No. 3 to Registration Statement on Form 10-12G Filed April 13, 2012

File No. 000-10685

Dear Mr. Riedler:

On behalf of Midwest Holding Inc. (the “Company”), submitted below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 25, 2012 in connection with the above-referenced filing.  For your convenience, the responses set forth below have been placed in the order in which the Staff presented the Comments and the text of each Comment is presented in bold italics before each response. The Company is also filing herewith Amendment Number 4 to the Form 10 (“Amendment No. 4”).

Consolidated Financial Statements for the Period Ended September 30, 2011

Note 2.  Business Acquisitions, page F-14

1.   Please refer to your disclosure in response to comment five. While you state in your disclosure that Security Capital has not conducted operations apart from raising capital, you also disclose that your investment increased in value subsequent to the recognized impairment in 2009.  Since it appears that you recorded an impairment charge in 2009 due to a lack of projected cash flows, please revise your disclosure to explain why the value of the previously held interest increased.  Also, it appears that fair value for your previously held interest was based on Security Capital’s assets.  Disclose the composition of Security Capital’s assets and liabilities in 2009 when you determined the fair value of your investment was zero and how the assets and liabilities of Security Capital changed since 2009.  Describe the nature of the financial instruments held by Security Capital when you obtained control and how you determined the fair value of these assets.

We have revised our disclosure as follows in response to this comment on page F-15 and F-16 of Amendment No. 4.

“During the quarter ended September 30, 2011 control was attained on a previous noncontrolling interest in Security Capital Corporation. The previously held interest was remeasured at a fair value of $182,200 and a gain of $182,200 was recognized and recorded under miscellaneous income in the consolidated statements of income.

Midwest’s previously held interest in Security Capital had been reduced to $0 in 2009 as a result of the recognition of an impairment expense on the investment.  Management determined that an impairment was necessary due to a lack of projected cash flows from Security Capital’s stock sales and anticipation by management that stock sales would cease in Security Capital’s investment in a development stage entity due to unfavorable economic conditions encountered beginning in 2008. Security Capital did not have any liabilities or noncontrolling interests as of December 31, 2009.  The assets of Security Capital as of December 31, 2009 were as follows:

December 31, 2009
Assets
Equity securities	$35,000
Cash and cash equivalents	21,471
Total assets	$56,471

Subsequent to the recognized impairment in 2009, an investment held by Security Capital in a development stage entity increased in value. The value of Security Capital’s investment increased during this time period as the development stage entity met its stock sales targets and began formation of a life insurance subsidiary.

Midwest purchased additional shares of Security Capital, bringing its total ownership to approximately 60% and triggering the need for consolidation and revaluation of the entire holding of Security Capital. Security Capital did not have any liabilities or noncontrolling interests as of September 30, 2011.  The assets of Security Capital as of September 30, 2011 were as follows:

September 30, 2011
Assets
Equity securities	$434,000
Cash and cash equivalents	21,471
Total assets	$455,471

Management determined the fair value of the equity security in Northern Plains Capital Corporation (Northern Plains) by multiplying Security Capital’s ownership by the book value of Northern Plains on the acquisition date. Management notes that this security had no active trading. The fair value for this security was determined through the use of unobservable assumptions about market participants. Northern Plains was regularly selling additional shares of stock at or above the fair value assigned to Security Capital’s shares by management at the acquisition date. Accordingly, management has asserted that a willing market participant would purchase the security for the same price assigned to Security Capital’s shares by management at the acquisition date until such time as the development stage company commences operations.

The acquisition of Security Capital Corporation added cash and cash equivalents of $21,471 and investments in equity securities of $434,000 to Midwest’s consolidated balance sheets. Security Capital Corporation had no revenue or earnings for the quarter or nine months ended September 30, 2011.”

Note 4.  Investments, page F-17

2.  Please revise the disclosure you provided in response to prior comment six to identify and separately quantify the material general obligations investment by state or political subdivision. In addition, describe the nature of activities supporting the special revenue bond separately quantified on page F-18.

We have revised our disclosure as follows in response to this comment on page F-19 of Amendment No. 4.

“The Company has three securities that individually exceed 10% of the total of the state and political general and special revenue categories as of September 30, 2011.  The amortized cost, fair value, credit ratings, and description of the securities is as follows:

	Amortized Cost	Estimated Fair Value	Credit Rating
September 30, 2011:
Fixed maturities:
States and political subdivisions — general obligations
City of Lincoln, Nebraska	$224,265	$232,021	AA+
State of Illinois	$278,863	$284,782	A+
States and political subdivisions — general obligations
Metropolitan Transit Authority, NY Transportation Revenue Bonds	$319,132	$323,022	A

Consolidated Financial Statements for the Period Ended December 31, 2010

Note 4. Fair Values of Financial Instruments, page F-43

3.  Please refer to your revised disclosure in response to comment eight. It appears that management’s policy to record these investments at cost only takes into consideration the purchase price and not an exit price to sell the asset. It appears that the exit price may be considerably different from cost for a development stage company. Explain to us how management’s policy complies with the fair value definition in ASC 820-10-20 and revise your disclosure accordingly.

We have revised our disclosure as follows in response to this comment on page F-23 and F-46 of Amendment No. 4.

“The fair values of Level 3 equity securities approximate carrying value and are invested in privately-held life insurance companies. These securities have no active trading. The fair value for these securities was determined through the use of unobservable assumptions about market participants. These companies are regularly bringing new investors into their entities at or above the prices paid by the Company. Accordingly, the Company has asserted that a willing market participant would purchase the security for the same price as the Company paid until such time as the development stage company commences operations.”

Note 6. Reinsurance, page F-47

4.  Please refer to your revised disclosure in response to comment 10. Please revise your disclosure to describe the deferred annuities you assumed under the agreement. Furthermore, while ASC 944-605-25-3, referred to in your response, addresses the revenue recognition of premiums for traditional long-duration contracts, such as whole life, your disclosure does not address your basis for recognizing the amounts related to the deferred annuities in the income statement. Revise your disclosure to discuss the basis for your accounting treatment of these annuities.

We inform you that we incorrectly recognized revenue and related expenses for the amounts related to the deferred annuities in the income statement during 2010.  The error did not misstate our 2010 earnings as it relates to a gross vs. net presentation on the income statement. Had we properly excluded the amounts related to the deferred annuities from the income statement, the revenues would have decreased by $2,678,931 from $3,729,599 to $1,050,668 and the related expenses would have decreased by $2,678,931 from $4,650,227 to $1,971,296.  As there is no impact on future financial statements issued, the Company does not believe that the costs and time associated with a restatement of prior period financial statements is necessary or would be beneficial to the users of the financial statements.

On behalf of the Company, the undersigned acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Oliver

Mark Oliver
Secretary/Treasurer

cc:                                 David J. Routh, Esq.

Cline Williams Wright Johnson & Oldfather, L.L.P.

233 South 13th Street -1900 U.S. Bank Building

Lincoln, Nebraska 68508